Big Rock Partners Acquisition Corp.

2645 N. Federal Highway, Suite 230

Delray Beach, FL 33483

(310) 734-2300

May 21, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Big Rock Partners Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed May 20, 2021
File No. 333-252479

Ladies and Gentlemen:

Big Rock Partners Acquisition Corp. (“BRPA”) hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated May 20, 2021, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4

Cover Page

1.

We refer to prior comment 1. Please revise the cover page to explain what steps you and the parties would take in the event of a delisting prior to the meeting and/or closing of the merger. Explain how investors would be informed.

We have revised the disclosures on the cover page, as requested.

Proposal No. 7 – The Adjournment Proposal, page 170

2.

With reference to your disclosure on page F-36, we note that your amended charter requires that you consummate a Business Combination by May 24, 2021. Accordingly, please revise Proposal No. 7 to limit the duration of the adjournment so that it does not extend beyond May 24, 2021 or advise.

We have revised the disclosures on page 170 and elsewhere of the Registration Statement, as requested.

General

3.

We refer to prior comment 12. As stated during our telephone conversation with your counsel earlier today, we have concerns with respect to the manner and timing by which you plan to disseminate the joint proxy/prospectus in relation to the BRPA shareholder meeting and closing of the merger, which are both scheduled for Monday, May 24, 2021. Accordingly, we make no representation as to the sufficiency of the time that you plan to provide the BRPA shareholders: (i) to make an informed voting decision on the proposals; and (ii) to make an informed investment decision with respect to conversion of their shares. In addition, we make no representation as to whether the manner or timing of the delivery to the NeuroRx holders satisfies the delivery requirements under the Securities Act.

The Staff’s position is duly noted.

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If you have any questions, please do not hesitate to contact me at the above telephone number.

Sincerely,

/s/ Richard Ackerman
Richard Ackerman, Chairman, President and Chief Executive Officer